SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT OF THE BOARD OF DIRECTORS’ MEETING OF THE COMPANHIA SIDERÚRGICA NACIONAL, HELD ON OCTOBER 26, 2011, DRAWN UP IN SUMMARY FORMAT.

Corporate Registry (NIRE): 35300396090

1.         Date:               October 26, 2011.

2.         Time:              06:00 p.m.

3.         Venue:           Av. Brigadeiro Faria Lima, nº 3400 – 20º andar.

4.         Attendance:    Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Yoshiaki Nakano, Alexandre Gonçalves Silva and Claudia Maria Sarti (General Secretary for the Board of Directors).

6.         Agenda: 6.1 – Election of Executive Officer - The Board unanimously approved, as provided for in Article 19, item III of the Company’s Bylaws, the election of Mr. Juarez Saliba de Avelar, Brazilian, married, mining engineer, holder of the Identity Card number 749.002, issued by SSP/MG, and Individual Taxpayers’ ID (CPF/MF) 447.454.946-53, with commercial address at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo, for the position of Executive Officer, responsible for the New Businesses area, with term of office expiring on April 30, 2013, extendable until the  investiture of his successor. Therefore, the Company’s Board of Executive Officers will be comprised as follows: Benjamin Steinbruch – CEO; Enéas Garcia Diniz – Executive Officer; José Taragano – Executive Officer; Luis Fernando Barbosa Martinez – Executive Officer; Juarez Saliba de Avelar – Executive Officer; and David Moise Salama – Investor Relations Executive Officer, all of them with term of office expiring on April 30, 2013, extendable until the investiture of their successors.

This is a free translation of the original minutes, drawn up in the proper book.

Claudia Maria Sarti

General Secretary for the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 1, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.